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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                ----------------

                                 TOM BROWN, INC.
                            (Name of Subject Company)

                                ----------------

                           PLAZA ACQUISITION II CORP.
                                       and
                               ENCANA CORPORATION
                       (Name of Filing Persons (Offeror))

                                ----------------

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                ----------------

                                    115660201
                      (CUSIP Number of Class of Securities)

                                ----------------

                                  KERRY D. DYTE
                               CORPORATE SECRETARY
                               ENCANA CORPORATION
                            1800, 855-2ND STREET S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 2S5
                                 (403) 645-2000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   COPIES TO:

           EDWIN S. MAYNARD, ESQ.                   PATRICK C. FINNERTY, ESQ.
           ROBERT B. SCHUMER, ESQ.                BLAKE, CASSELS & GRAYDON LLP
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP         3500 BANKERS HALL EAST
         1285 AVENUE OF THE AMERICAS                  855 SECOND STREET SW
        NEW YORK, NEW YORK 10019-6064          CALGARY, ALBERTA, CANADA, T2P 4J8
               (212) 373-3000                            (403) 260-9600

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $2,334,790,189.30                                    $295,817.92
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $48.00, the per share tender offer price, by the 46,141,755 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,214,804,240 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $119,985,949.30, being the net consideration for the Subject Company's 4,774,610 stock options, to arrive at a total transaction value of $2,334,790,189.30.

**   Calculated as 0.012670% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $295,817.92      Filing Party:  EnCana Corporation

         Form or Registration No.:  Schedule TO      Date Filed:    April 21, 2004

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[_]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on April 21, 2004, as amended on April 28, 2004, May 6, 2004 and May 10, 2004 by Plaza Acquisition II Corp., a Delaware corporation ("Purchaser"), and EnCana Corporation, a Canadian corporation ("Parent"). The Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Common Shares"), of Tom Brown, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase shares of preferred stock of the Company pursuant to the First Amended and Restated Rights Agreement, dated March 1, 2001, as amended, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

ITEM 11. ADDITIONAL INFORMATION.

         Items 8 and 11 of the Schedule TO are hereby amended and supplemented by the following:

         At 12:00 midnight, Eastern Time, on Tuesday, May 18, 2004, the Offer expired. Based on information provided by the Depository, as of such time, approximately 44,583,673 Shares were tendered pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery. All such Shares constituted approximately 95.8% of the outstanding shares. On May 19, 2004, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(F).

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(F) Press Release issued by Parent on May 19, 2004.


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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ENCANA CORPORATION



                                    By: /s/ Kerry D. Dyte
                                        ---------------------------------------
                                        Name:   Kerry D. Dyte
                                        Title:  Corporate Secretary


                                    PLAZA ACQUISITION II CORP.



                                    By: /s/ Roger J. Biemans
                                        ---------------------------------------
                                        Name:   Roger J. Biemans
                                        Title:  President


Dated:   May 19, 2004


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

                                  EXHIBIT INDEX

EXHIBIT
NO.
-------

(a)(1)(A)     Offer to Purchase dated April 21, 2004. (1)

(a)(1)(B)     Amended and Restated Form of Letter of Transmittal. (2)

(a)(1)(C)     Form of Notice of Guaranteed Delivery. (1)

(a)(1)(D) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(E) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients. (1)

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(5)(A) Summary Advertisement as published in The Wall Street Journal on April 21, 2004. (1)

(a)(5)(B)     Press Release issued by Parent on April 15, 2004. (3)

(a)(5)(C)     Parent Employee Communications of April 15, 2004 and April 19,
              2004. (1)

(a)(5)(D)     Press Release issued by Parent on April 28, 2004. (4)

(a)(5)(E)     Press Release issued by Parent on May 10, 2004. (5)

(a)(5)(F)     Press Release issued by Parent on May 19, 2004.

(b) Bank Commitment Letter from Royal Bank of Canada to Parent, dated April 12, 2004. (1)

(d)(1) Agreement and Plan of Merger, dated as of April 14, 2004, by and among Parent, Purchaser, and the Company. (6)

(d)(2) Confidentiality Agreement, dated as of November 25, 2003, by and between the Company and EnCana Oil & Gas (USA) Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent. (1)

(g)           None.

(h)           None.

-----------------------------
1 Incorporated by reference to the Schedule TO filed by Purchaser and Parent on April 21, 2004.

2 Incorporated by reference to Schedule TO/A of Purchaser and Parent filed on May 6, 2004.

3 Incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on April 15, 2004.

4 Incorporated by reference to Schedule TO/A of Purchaser and Parent filed on April 28, 2004.

5 Incorporated by reference to Schedule TO/A of Purchaser and Parent filed on May 10, 2004.

6 Incorporated by reference to Exhibit 99.2 to the Form 6-K of Parent filed on April 19, 2004.


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